

May 2, 2012

Via E-mail
M. Kirk Scott
Chief Financial Officer
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

Re: Dividend Capital Total Realty Trust Inc.
Amendment No. 3 to Registration Statement on Form S-11
Filed April 25, 2012
File No. 333-175989

Dear Mr. Scott:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 6 of our letter dated August 22, 2011 in which you indicate you have engaged Altus Group U.S., Inc. to serve as your independent valuation firm with respect to the daily valuation of your real property portfolio. At the time a valuation figure that is expertised by Altus is included in the filing, please update the "Experts" section and the consent to reference the figure that is expertised.

2.   We note your response to comment 14 and have reviewed the revised disclosure on pages 100-106. When you initially provide a valuation estimate, and then each quarter when you provide an updated breakdown of the components of NAV, please also disclose the key assumptions used for the primary valuation method, the range or weighted average for each key assumption broken out by property type, and a quantitative example of the sensitivity of the estimate to changes in a key assumption. In addition, please identify any key assumptions that were determined based on information provided by the

company or the advisor. Please also disclose in future quarterly NAV updates the NAV per share for the preceding quarters of the current year and prior year.

Our Advisor will face a conflict of interest…, page 26

3.   Please expand the risk factor to address the reliance of the valuation firm on financial information, including projections, provided by the Advisor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Robert H. Bergdolt, Esq.
        Via E-mail